

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2013

<u>Via E-mail</u>
Mr. Emilio M. Santandreu
President and Chief Executive Officer
Our Microlending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

Re: Our Microlending, LLC
Amendment Number Nine to Registration Statement on Form 1-A
Filed December 26, 2012
File No. 024-10226

Dear Mr. Santandreu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have failed to file a Form 2-A every six months after qualification as required by Item 257(a). Please file Form 2-A as soon as possible.

Form 1-A

Part I – Notification

Item 1. Significant Parties

2. As required by Item 1 of Form 1-A, disclose the name(s) of those persons who are the beneficial owners of the 19 percent of your equity securities held by OUR Financial Holdings and disclose the business address of OUR Financial Holdings and revise Item 2 disclosure if appropriate.

Offering Circular
Cover Page

3. Please revise, the cover page given your recent sales in reliance on Regulation A, adjust at the aggregate offering amount to be $5 million less the amount sold to date as required by Rule 251(b) and General Instruction I.

4. As required by Item 1(i) of Offering Circular Model B of Form 1-A, identify material risks.

Risk Factors

Risks Relating to our Business

We have experienced operating losses and our liquidity has been significantly reduced, and we expect to continue incurring losses in the future., page 3

5. Please revise the first sentence of the disclosure to state that the company incurred a net loss of $381,068 for the nine month period ended September 30, 2012 consistent with the amount presented in the consolidated statement of operations and had an accumulated deficit of $3,117,475 as of September 30, 2012 consistent with the amount presented in the consolidated statement of changes in members' equity.

If we cannot secure the additional capital we need to fund our operations on acceptable terms or at all, our business will suffer., page 3

6. Please revise the second sentence of the disclosure to state that the company funded its net cash used in operating activities of $(379,964) and $(675,268); respectively, with contributions from our equity owners and short-term loans provided by our officers, family members of our officers and certain of our equity investors consistent with the amounts presented in the consolidated statement of cash flows.

Risks Relating to Our Participation in the Microfinance Sector

Microcredit Lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations, page 5

7. Please expand the disclosure to state what you mean by limited collateral or security provided by microloan borrowers and the amount of collateral to loan value required to approve a loan. In addition, describe the company's accounting policy regarding how you determine the provision for loan losses as well as your write-off policies or provide a cross-reference to this discussion.

We do not rely on credit reports to determine the credit worthiness of our clients, and as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations, page 6

8. Please expand the disclosure to state the other information used to determine the client's capability and ability to pay their microloans or provide a cross-reference to this discussion. In addition, provide a cross-reference to the discussion of the company's accounting policy regarding the determination of the provision for loan losses as well as the company's write-off policies.

Business

Credit Evaluation Process, page 12

9. Expand the disclosure in the last sentence of the fifth paragraph to state if the collateral was the same as described for all of the company's loans from March 2008 to the present.

10. Please expand the last paragraph of the discussion to state the customary lender remedies in the case of default by the borrower.

Defaults; Collection Activities, page 13

11. We note your disclosure on page 12 that if the borrower offers to make partial payments the company will not restructure the loan but will accept and will forebear from taking further collection action, yet the loan will be reflected as past due. In addition, we also note the disclosure appearing on page 13 that to the extent the borrower is making partial payments on a loan the company does not take a specific

reserve with respect to such loan. Please tell us in detail and expand the filing to disclose the following:

- The amount of modifications performed during the periods presented and how you concluded that the modifications should not be accounted for as troubled debt restructurings;
- The key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties;
- How you assess whether the value of collateral is sufficient to cover the contractual amount due and how often you perform this assessment.
- How you evaluate the strength of the guarantor/co-borrower, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed; and
- Your willingness to enforce the guarantee as well as how often you have pursued and successfully collected from a guarantor/co-borrower.

12. In the event you determine that your loan modifications are troubled-debt restructurings please expand the filing (narrative section as well as financial statements) to address the following:

- Discuss how you identify loans to be restructured;
  Quantify the amount of restructured loans, and aggregate the amounts in accrual and non-accrual status;
- Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);
- Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
- Discuss how restructured loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification; and
- Provide the disclosures required by ASC 310-10-50-33 & 34, as applicable.

13. We note that the company states that each month they take a reserve equal to 5% of the principal amount of the loans made during the month. Please state how this percentage relates to the company's historical loss percentage.

Properties, page 16

14. We note that you state that the current lease expires on May 19, 2011 which has now passed. Please revise the filing to update this disclosure as well as the terms of lease renewal. In this regard, we note the disclosure appearing in Note 12 -Commitments and Contingencies of the September 30, 2012 financial statements that the company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2013.

Profitability, pages 16 -17

15. We note the following discussions:
    - the increase in the company's loan portfolio from December 31, 2011 to September 30 2012 was due to the disbursement of loans in September 2012 using the proceeds from Certificate sales coupled with the lower disbursement of loans during the first eight months of 2012 due to the company's inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic downturn. In addition, we note the deterioration in the credit quality of the loan portfolio as evidenced by increasing non-performing and impaired loans from December 31, 2011 to September 30, 2012 while the allowance for loan loss increased modestly by 2.3% and the provision decreased 92.1%.
    - the decrease in the company's loan portfolio by 15.3% from December 31, 2010 to December 31, 2011 was due to the inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic downturn. In addition, we note the modest increase in the credit quality of the loan portfolio as evidenced by decreasing non-performing and impaired loans from December 31, 2010 to December 31, 2011 while the Allowance for Loan Losses/Provision increased by 40.6%/78.8%.

    Please expand the disclosure to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

16. Please revise the disclosure in the fifth paragraph to state that during the nine months ended September 30, 2012, operating expenses decreased to $482,252 consistent with

the amount presented in the consolidated statement of operations due to an effort to improve the company's performance based on budget cuts.

Capitalization, page 18

17. Please revise the capitalization table to reflect members' capital of <u>$782,525</u> at September 30. 2012 consistent with the amount presented in the consolidated statement of changes in members' capital.

Description of Certificates, page 19

18. Please revise the first bullet on page 19 to reconcile with the third and fourth bullet points.

Management Relationships, Transactions and Remuneration, page 24

19. Please expand the disclosure to identify the name of the related company referred to in the first sentence.

20. Please revise this section as follows:
   - revise the first paragraph on page 24 to explain your references to the "amount due from members;"
   - revise the third paragraph on page 24 to disclose how these loans from related parties rank compared to the notes you are issuing in this offering;
   - revise the third paragraph on page 24 to disclose the name of the company and persons related to your CEO or other officers that loaned you funds and other material terms; and
   - as required by Item 9(a) of Offering Circular Model B, please revise the disclosure on the bottom of page 24 to disclose the "aggregate remuneration," not just the cash, and, as required by Item 9(b), describe all remuneration payments proposed to be made in the future.

Consolidated Financial Statements – September 30, 2012
Financial Statements
Consolidated Statement of Cash Flows, page 4

21. The cash flows from financing activities line item titled contributions from members contained in the consolidated statement of cash flows should be reduced by $300,000

which represents the non-cash conversion of loans payable to the CEO into membership interest. This amount should be presented in the supplemental disclosure of non-cash financing activities at the bottom of the consolidated statement of cash flows.

22. Please expand the cash flow from financing activities line item proceeds from borrowings and repayment of borrowings into proceeds from loans payable and proceeds from investment certificates and repayment of borrowings from loans payable and repayment of borrowings from investment certificates.

Consolidated Financial Statements – September 30, 2012
Consolidated Financial Statements - December 31, 2011
Consolidated Statement of Cash Flows, page 4

23. Please expand the supplemental disclosure of cash flow information line item titled cash paid for interest to identify the nature of the interest paid.

24. Please delete the supplemental disclosure of non-cash financing activities line item titled uncollected balance due from members since the description of this item does not appear to meet the disclosure requirements of ASC 230-10-50-3.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 5

25. Please expand the disclosure to state, if true, that the company considers all highly liquid instruments purchased with an <u>original</u> maturity date of three months or less to be cash equivalents.

Loans Receivable, page 6

26. Please expand the disclosure to state that the accrual of interest is discontinued at the time the loan is 90 days past due, unless the credit is well secured and in the process of collection. In this regard, delete the statement that interest income is discontinued at the time the loan is 90 days delinquent <u>unless the borrower is making partial payments</u> and the statement that interest on impaired loans continue to accrue and is recognized as earned as long as the borrower is not greater than 90 days delinquent or; based on management's assessment; <u>has demonstrated the potential and willingness to fully repay the loan.</u>

27. Please state, if true that all interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income.

Allowances for Loan Losses and Accrued Interest Receivable, pages 6-7

28. Please expand the disclosure to state how often the company evaluates the appropriateness of the allowance for loan losses.

29. Please expand the disclosure to state the time frame management uses to appropriately capture relevant loss data for its historical loss experience.

30. We note your statement in the third sentence of the second paragraph of the note that the general component covers non-classified loans and is based on historical loss experience adjusted for current factors. In this regard, please move the disclosure of these current factors presented in the fourth sentence of the first paragraph of the note to follow this statement.

31. With regard to the allocated (specific) component of the allowance for loan losses, please expand the disclosure to state when an allowance is established (i.e., when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of the loan).

32. Expand the disclosure to state how large groups of smaller homogeneous loans are evaluated for impairment.

33. Expand the disclosure to state, if true, that all troubled debt restructurings are initially classified as impaired.

34. Please expand the disclosure to state if the company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses and if so what this unallocated component of the allowance reflects (i.e., the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses).

Revenue Recognition
Interest Income, page 8

35. Please expand the disclosure to state, if true, that interest income is accrued on the unpaid principal balance.

Adoption of New Accounting Standards, page 9

36. Please expand the disclosure to address the company's adoption of new accounting standards in the period covered by the financial statements. In addition, provide disclosure of the impact that recently issued accounting standards will have on the company when standards are adopted in a future period. Refer to Section M to Topic 11 of the Staff Accounting Bulletins.

Note 4 - Loans Receivables, pages 10-11

37. Your statement that loans receivable consist of 262 and 300 micro-financing loans at September 30, 2012 and December 31, 2011 with individual outstanding balances ranging from $500 to $25,000 is not consistent with the disclosure appearing on page 10 that loan amounts range from a minimum of $1,500 to a maximum of $25,000. Please revise or advise, as applicable.

38. Please expand the disclosure to state the amount of interest income on loans that was included in net income for the period pursuant to instruction 2 (ii) of Item III C of Guide III.

39. Please expand the disclosure to provide quantitative and qualitative information about the credit quality of the company's loans pursuant to ASC 310-10-50-29 & 30.

40. We note your statement that loans past due in excess of 91 days are considered impaired and may need additional collection efforts. The staff reminds the company that GAAP requires creditors to measure a loan for impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable pursuant to ASC 310-10-35-32. Please revise the financial statements accordingly.

Note 14 - Fair Value Measurements, pages 14-15

41. We note your statement that the fair value of impaired loans with specific allocations to the allowance for loan losses is generally based on anticipated cash flows. Please tell us why the fair value of these loans is not based on the fair value of the collateral as required by GAAP when the company has determined that foreclosure is probable.

Consolidated Financial Statements – September 30, 2012

Notes to the Financial Statements

Note 6 - Related Party Transactions

Member Contributions, page 11

42. Please revise the disclosure to state that 50% ($500,000) in approved additional capital contributions from members is due by December 31, 2011.

43. The company represents that they recorded 50% ($500,000) in member contributions by December 31, 2012 (which should be revised to read December 31, 2011) and the remaining 50% ($500,000) by March 31, 2012. The staff notes that during 2011, membership interest increased by $291,929 through a conversion of loans payable to membership interest but the remaining $208,071 appears to have been accrued which is not appropriate. Per Note 7 - Related Party Transactions – Member Contributions of the company's December 31, 2011 financial statements the company recorded cash of $106,745 from members which was applied against the due from members account. Also, the company's CEO instructed the company to apply $300,000 in loans payable to him against the due from members account. Thus at September 30. 2012, the company had received a total of $406,745 in member contributions of which only $106,745 was in cash. It appears that the company has accrued $93,255 as an increase in due from members with an offset to membership interest as this amount equals the change in due from members on the September 30, 2012 balance sheet. Accordingly, correcting the due from members account at December 31, 2011 and again at September 30, 2012 should result in a zero balance in the account in both period ends. Please revise the financial statements accordingly.

Note 14 - Fair Value Measurements, pages 14-15

44. The staff notes the disclosure that the carrying amount is the estimated fair value for all of the company's financial instruments (assets and liabilities) as no one instrument's original maturity exceeds 12 months. The staff notes that per Note 6 – Loans Payable renewal terms may be in excess of one year and that loans receivable, net includes impaired loans. Please revise.

Note 15 – Subsequent Events, page 15

45. Please delete the reference to Note 7 as no subsequent event is disclosed.

Consolidated Financial Statements – December 31, 2011
Financial Statements
Consolidated Statement of Cash Flows, page 4

46. Please provide a roll forward of loans receivable, net and loans payable and tell us how the consolidated statement of cash flows supports the changes in cash flows from December 31, 2010 to December 31, 2011. We may have further comments based on your response.

47. Since it is not appropriate to accrue equity for future capital contributions in the amount of $208,071 per Note 7 – Related Party Transactions – Member Contributions, the cash flow from financing activities line item titled contributions from members of $630,262 should be reduced by $208,071. The conversion of loans payable in the amount of $291,929 is a non-cash transaction which should be disclosed as a supplemental disclosure of non-cash financing activities on the bottom of the consolidated statement of cash flows. It appears that the company recorded the change in due from members of $130,262 as reported on the December 31, 2011 balance sheet as a cash contribution from members. When the balance in the due from members account is corrected, the December 31, 2011 balance will be zero and the contributions from members on the consolidated statement of cash flows will also be zero. Please revise the financial statements accordingly.

Notes to Financial Statements
Note 4 - Loans Receivables, pages 10-11

48. Please revise the 7th paragraph of the note to state that the table below shows the aging of the total gross loans for the 12 month period ended December 31, 2011.

Note 7 – Related Party Transactions
Member Contributions, page 11

49. It is not appropriate to accrue equity for future capital contributions in the amount of $208,071. It appears that the due from members account on the balance sheet should be reduced by $208,071 and the membership interest should be reduced by the same amount. With respect to the $291,929 conversion of loans payable to membership interest, this represents a non-cash financing activity which should be disclosed as a supplemental disclosure of non-cash financing activities on the bottom of the consolidated statement of cash flows.

50. Please include the disclosure in the last paragraph of the note in the September 30, 2012 financial statements as this disclosure appears to represent activity which

occurred in the due from members account during 2012. In addition, revise the last sentence of the second paragraph to state the balance in the due from members account as of September 30, 2012.

Loans Payable, page 12

51. The staff notes that the disclosure in the last paragraph of the note appears to represent activity which occurred in the loans payable account during 2012. The staff assumes that this disclosure is not consistent with the disclosure appearing in the financial statements for the period ended September 30, 2012 since it is prior to consolidation. Please revise or advise that the disclosure appearing in the September 30, 2012 financial statements accurately represents the transaction activity in the loans payable account.

Note 13 – Operational Considerations, page 13

52. Please revise the first paragraph of the note to state that the company has also incurred a net loss for the year ended December 31, 2009 of $651,134 consistent with the amount presented in the consolidated statement of operations for the year ended December 31, 2009.

53. The statement in the 5th paragraph of the note that 50% ($500,000) of member capital contributions are due by December 31, 2012 is not consistent with the disclosure appearing in Note 7 that such contributions are due by March 31, 2012. Please revise.

Note 14 – Fair Value Measurements, page 15

54. Please revise the carrying and fair value amounts of cash and cash equivalents to be consistent with the amount presented in the consolidated balance sheet of $15,256.

55. The staff notes the disclosure that the carrying amount is the estimated fair value for all of the company's financial instruments (assets and liabilities) as no one instrument's original maturity exceeds 12 months. Also, the staff notes that per Note 7 – Loans Payable the company renewed loans that matured and extended the terms for most of the renewed loans to three years as instructed by lenders and that loans receivable, net includes impaired loans. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief